Exhibit 99.1

TiGenix

Naamloze vennootschap

die een openbaar beroep doet of heeft gedaan op het spaarwezen

Romeinse straat 12 box 2

3001 Leuven

VAT BE 0471.340.123

RLE Leuven

CONVENING NOTICE TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON 1 JUNE 2017

The board of directors of TiGenix NV (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting of TiGenix NV that will be held at the registered office of TiGenix NV (Romeinse straat 12 box 2, 3001 Leuven) on 1 June 2017 at 15:00 CET, in the presence of a notary, with the agenda and proposed resolutions set out below. This meeting can validly discuss and resolve on the items on the agenda irrespective of the number of shares present or represented. A first extraordinary shareholders’ meeting, held on 9 May 2017 at 13:00 CET, could not validly discuss these agenda items because the legally required attendance quorum was not reached.

Agenda and proposed resolutions

1.                                   Acknowledgement of the special report of the board of directors pursuant to Article 604 of the Companies Code with respect to the renewal of the authorisation in respect of the authorised capital.

2.                                   Renewal of the authorisation in respect of the authorised capital.

Proposed resolution: The shareholders’ meeting resolves to authorise the board of directors to increase the Company’s registered capital in one or more transactions by a (cumulated) amount equal to the current amount of the registered capital of the Company, i.e. twenty-five million nine hundred ninety-five thousand six hundred thirty-six euro fifty eurocent (EUR 25,995,636.50). To this effect, the shareholders’ meeting resolves to entirely replace Article 6 of the articles of association by the following text:

“Article 6: Authorised capital

6.1. By virtue of the resolution of the extraordinary shareholders’ meeting held on [DATE] 2017, the board of directors has been expressly authorised to increase the registered capital in one or more transactions with a (cumulated) amount equal to the registered capital, being twenty-five million nine hundred ninety-five thousand six hundred thirty-six euro fifty eurocent (EUR 25,995,636.50). This authorisation may be renewed in accordance with the relevant legal provisions.

The board of directors can exercise this power for a period of five (5) years as of the publication of the authorisation in the annexes to the Belgian State Gazette.

6.2. The capital increases to which can be decided pursuant to this authorisation, take place in accordance with the modalities to be determined by the board of directors, by means of a contribution in cash or in kind or through conversion of reserves and issuance premiums, with or without issuance of new shares, with or without voting rights. The board of directors can also use this authorisation for the issuance of convertible bonds, subordinated or not subordinated, warrants, bonds to which warrants or other tangible values are connected, or other securities.

When exercising its authorisation within the framework of the authorised capital, the board of directors can limit or cancel the preferential subscription right of the shareholders in the interest of the company, subject to the limitations and in accordance with the conditions provided for by the Companies Code. This limitation or cancellation can also occur to the benefit of the employees of the company or its subsidiaries, and to the benefit of one or more specific persons even if these are not employees of the company or its subsidiaries.

If, pursuant to a capital increase that has been decided within the framework of the authorised capital, an issuance premium is paid, this shall be automatically booked on the account “Issuance Premiums”, that shall serve as guarantee for third parties in the same manner as the company’s registered capital and which, apart from the possibility to convert this reserve into registered capital, can only be disposed off in accordance with the conditions provided for by the Companies Code in respect of amendments to the articles of association.

The board of directors is authorised, with power of substitution, to amend the articles of association after each capital increase realised within the framework of the authorised capital, in order to bring them in line with the new situation of the registered capital and the shares.”

Furthermore, the shareholders’ meeting clarifies that, effective as from the entry into force of the aforementioned new authorisation, the existing authorisation regarding the authorised capital, as was granted to the board of directors pursuant to a resolution of the extraordinary shareholders’ meeting of 8 September 2014, shall expire.

3.                                   Delegation of powers for the coordination of the articles of association.

Proposed resolution: The shareholders’ meeting resolves to grant to each director of the Company, acting alone, with power to substitute, the power to draw up the coordinated text of the articles of association to reflect the modifications in accordance with the preceding resolutions.

Admission conditions

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with Article 536 of the Companies Code and Article 30 of the articles of association, and fulfil the formalities and make the notifications described below.

In accordance with Article 537 of the Companies Code, the holders of bonds or warrants issued by the Company can only attend the shareholders’ meeting with a consultative vote.

1.                                   Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the shareholders’ meeting, provided that:

•                                Registration: their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 18 May 2017 (the “record date”) and this irrespective of the number of shares or warrants that they own on the date of the shareholders’ meeting; and

•                                Confirmation of participation: they notify the Company in writing of (i) their intention to participate in the shareholders’ meeting, and (ii) the number of securities for which they wish to participate in the shareholders’ meeting, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 26 May 2017; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors / Shareholder meeting” (www.tigenix.com).

2.                                   Holders of dematerialized shares and bonds

The holders of dematerialized shares and bonds are entitled to participate in and, in the case of shares, to vote at the shareholders’ meeting, provided that:

•                                Registration: their shares or bonds are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 18 May 2017 (the “record date”) and this irrespective of the number of shares or bonds that they own on the date of the shareholders’ meeting; and

•                                Confirmation of participation: at the latest on 26 May 2017, they deliver or have delivered at an office of ING Belgium (before closing time) or by e-mail (BE-LFM.COA.SPA@ing.be) a certificate issued by the recognized account holder or the settlement institution certifying the number of dematerialized shares or bonds recorded in the shareholder’s or bondholder’s accounts on the record date in respect of which the shareholder or bondholder has indicated his intention to participate in the shareholders’ meeting.

Only persons who are a shareholder, a bondholder or a warrant holder of the Company on the record date (18 May 2017) and who have indicated at the latest on 26 May 2017 their intention to participate in the shareholders’ meeting as set out above will be admitted to the shareholders’ meeting.

The shares and bonds are not blocked as a result of the above-mentioned process. As a result, the shareholders and bondholders are free to dispose of their shares and bonds after the record date.

Right to ask questions

In accordance with Article 540 of the Companies Code and Article 35 of the articles of association, all shareholders are entitled, whether during the meeting or in writing before the meeting, to ask questions to the directors with respect to their report or the agenda items and to the auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the formalities set out above to be admitted to the shareholders’ meeting and if the written question has been received by the Company at the latest on 26 May 2017.

Written questions may be sent to the Company by mail to the Company’s registered office for the attention of Ms. An Moonen or by e-mail to an.moonen@tigenix.com.

Proxy

In accordance with Article 547bis of the Companies Code and Article 31 of the articles of association, each shareholder may be represented at the shareholders’ meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for in the law, a shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting.

Shareholders who so wish to be represented by proxy, are requested to use the model of proxy form (with voting instructions) that is available at the Company’s registered office and on the Company’s website under the tab “Investor / Shareholder meeting” (www.tigenix.com).

The signed proxy form must be received by the Company at the Company’s registered office at the latest on 26 May 2017.

Shareholders who wish to be represented by proxy, must comply with the above-mentioned admission conditions.

Availability of documents

In accordance with Article 535 of the Companies Code, the shareholders, bondholders and warrant holders of the Company can, upon presentation of their security or of a certificate issued by a recognized account holder or a settlement institution certifying the number of dematerialized securities recorded in the name of the shareholder, obtain at the Company’s registered office (Romeinse straat 12, 3001 Leuven), free of charge, a copy of the documents and reports that relate to this meeting or that must be made available to them pursuant to law.

These documents and reports, as well as the total number of shares and voting rights at the date of the convening notice, are also available on the Company’s website (www.tigenix.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least half an hour prior to the start of the shareholders’ meeting.

In order to be admitted to the shareholders’ meeting, the shareholders, bondholders, warrant holders and proxy holders must be able to prove their identity (ID card / passport).

Please contact Ms. An Moonen at the following telephone number +32 (0)16 39 79 37 or e-mail address an.moonen@tigenix.com for more information. Correspondence may be sent to TiGenix NV, for the attention of Ms. An Moonen, Romeinse straat 12 box 2, 3001 Leuven. The board of directors.